SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

NAME OF ISSUER:   The Immune Response Corporation

TITLE OF CLASS OF SECURITIES:   Common Stock, par value
$.0025 per share.

CUSIP NUMBER:  45252T10

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

        Kevin B. Kimberlin
        c/o Spencer Trask & Co.
        535 Madison Avenue, 18th Floor
        New York, New York  10022
        Tel:  (212) 355-5565
        Fax:  212-751-3483

DATES OF EVENT WHICH REQUIRES FILING: May 3, 2002, June 24, 2002, July 11, 2002, July 30, 2002 and November 12, 2002

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ x ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.:  45252T10

1.   NAME OF REPORTING PERSON:  Kevin B. Kimberlin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)   (b) x

3.   SEC USE ONLY


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4.   SOURCE OF FUNDS: AF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
        Yes          No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

7.   SOLE VOTING POWER:  18,211,486 shares

8.   SHARED VOTING POWER: 8,750 shares

9.   SOLE DISPOSITIVE POWER:  18,211,486 shares

10.  SHARED DISPOSITIVE POWER: 8,750 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  18,220,236 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes    No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        66.0%

14.  TYPE OF REPORTING PERSON:  IN

THE NUMBER OF SHARE AND PRICE PER SHARE AMOUNTS SET FORTH IN THIS FORM HAVE BEEN CALCULATED TO TAKE INTO ACCOUNT THE EFFECTS OF THE 1 FOR 4 REVERSE STOCK SPLIT EFFECTED ON OR ABOUT OCTOBER 9, 2002 BY THE ISSUER.

     Item 1. Security and Issuer

     This statement relates to the Common Stock, $0.0025 par value per share ("Common Stock"), issued by The Immune Response Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 5935 Darwin Court, Carlsbad, California 92008.

     Item 2. Identity and Background

     (a) This statement is filed by Kevin B. Kimberlin.

     (b) The business address of Mr. Kimberlin is c/o Spencer Trask & Co., 535 Madison Avenue, New York, New York 10022.

     (c) Mr. Kimberlin's present principal occupations are Chairman of Spencer Trask & Co. and private investor.

     (d) Mr. Kimberlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Kimberlin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or

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final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Kimberlin is an individual of United States citizenship.

     Item 3. Source and Amount of Funds or Other Consideration

     On November 9, 2001, the Company entered into a note purchase agreement (the "Note Purchase Agreement"), with Kevin Kimberlin Partners, L.P. ("KKP") which was subsequently amended to add Oshkim Limited Partnership ("Oshkim"), The Kimberlin Family 1998 Irrevocable Trust (the "Kimberlin Trust") and Cheshire Associates LLC ("Cheshire") as parties, and provided for the sale of notes and warrants in multiple-stage private placements. Mr. Kevin Kimberlin, a member of the Company's Board of Directors, is an affiliate and/or related party of each of KKP, Oshkim, the Kimberlin Trust and Cheshire. At the initial closing on November 9, 2001 (the "November Financing"), the Company issued to KKP a note convertible initially into 433,426 shares of Common Stock and a warrant to purchase initially 433,426 shares of Common Stock in exchange for gross proceeds of $2.0 million.

     At a subsequent closing on February 14, 2002 (the "February Financing"), the Company issued to Oshkim a note which is convertible initially into 429,000 shares of Common Stock and a warrant to purchase 429,000 initially shares of Common Stock in exchange for gross proceeds of $2.0 million.

     After the November Financing but before the February Financing, the Company had several discussions with the staff of the NASD with respect to the staff's concern about whether the Company was in compliance with certain NASD rules requiring stockholder approval for certain types of financing arrangements. As a result of these discussions, the Company, KKP and Oshkim entered into certain amendments to the Note Purchase Agreement and the Company thereafter sought the approval by its stockholders of the Company's financing arrangements with Mr. Kimberlin's affiliates. At a special meeting of the Company's stockholders held on April 2, 2002 ("April 2 Meeting"), the November and February Financings, as well as potential future financings by Mr. Kimberlin's affiliates pursuant to the Note Purchase Agreement, were approved by the Company's stockholders.

     Pursuant to the Note Purchase Agreement, as approved by the Company's stockholders, the Company issued:

   o to Oshkim, on May 3, 2002, a promissory note convertible initially into 2,319,109 shares of common stock and a warrant exercisable initially for up to 2,319,109 additional shares of common stock in exchange for gross proceeds of $4.0 million (the "May Financing");

   o to Oshkim, on June 24, 2002, a promissory note convertible initially into 523,451 shares of common stock and a warrant initially exercisable for up to 523,451 additional shares of common stock in exchange for gross proceeds of $1.0 million (the "June Financing");

   o to the Kimberlin Trust, an entity affiliated with Mr. Kimberlin, on July 11, 2002, a promissory note convertible initially into 354,858 shares of common stock and a warrant exercisable for up to 354,858 additional shares of common stock in exchange for gross proceeds of $566,638 (the "First July Financing");

   o to the Kimberlin Trust on July 30, 2002, a promissory note convertible initially into 430,068 shares of common stock and a warrant exercisable


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      initially for up to 430,068 additional shares of common stock in exchange for gross proceeds of $637,189 (the "Second July Financing"); and

   o to Cheshire on November 12, 2002, a promissory note convertible initially into 4,243,354 shares of common stock and a warrant exercisable initially for up to 4,243,354 additional shares of common stock in exchange for gross proceeds of $4,849,453.79 (the "November 2002 Financing").

     The notes and warrants issued in the November, February, May, June and July Financings have been contributed by KKP, Oshkim and the Kimberlin Trust (as applicable) to Cheshire.

     Up to $2.0 million of the notes issued to Oshkim and the Kimberlin Trust in the June, First July and Second July Financings, and contributed to Cheshire, is convertible, at the sole option of Cheshire, in whole or in part, into units to be sold by the Company as part of a contemplated private offering of units comprised of the Issuer's common stock and warrants.

 Item 4. Purpose of Transaction

      The Company's management and Board of Directors determined that the Company should raise additional capital through the sale of equity securities to address its short-term working capital needs. Kevin B. Kimberlin, a member of the Company's Board of Directors and related partners of each of KKP, Oshkim, the Kimberlin Trust and Cheshire, decided to finance the Company when it was unable to obtain financing on acceptable terms. In a multiple-stage private placement, notes convertible into Common Stock and warrants to purchase Common Stock were acquired by KKP, Oshkim, the Kimberlin Trust and Cheshire. Similar notes and warrants may be sold to KKP, Oshkim, the Kimberlin Trust, Cheshire and/or other related parties of Mr. Kimberlin in subsequent closings pursuant to the Note Purchase Agreement.

Mr. Kimberlin and his related entities will consider providing limited debt financing to the Company for the 30 to 60 day period following the date of this filing. However, if and to the extent the Company shall be unable to achieve, during that period of time, the cost reductions contemplated by the restructuring program commenced by it in September 2002, Mr. Kimberlin and his related entities presently expect to cease providing funds to the Company immediately thereafter. If this were to occur, and/or the Company's current private offering of units is not successfully completed prior to the cessation of funding by Mr. Kimberlin and his related entities to the Company, Mr. Kimberlin and his related entities, which are secured lenders to the Company, may seek to cause the Company to seek protection from its creditors under the United States Bankruptcy Code. Spencer Trask Ventures, Inc., the placement agent for the Company's current private offering of units, and also an entity related to Mr. Kimberlin, has indicated that if the offering is not successfully completed on or prior to November 29, 2002, it will need to re-evaluate its efforts in connection with the financing. Such re-evaluation could result in the private offering being terminated.

     Mr. Kimberlin does not have any plans or proposals which relate to or would result in any of the following:

     (d) Any change in the present Board of Directors or management of the Company;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, By-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

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     (j) Any action similar to any of those enumerated above.

     Item 5. Interest in Securities of the Issuer

     (a) The aggregate percentage of shares of Common Stock reported beneficially owned by Mr. Kimberlin is based upon 9,897,887 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 12, 2002, as represented by the Company. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on voting and investment power with respect to shares. Shares of common stock subject to options, notes or warrants currently exercisable, or exercisable within 60 days after November 12, 2002, are deemed outstanding for computing the percentage ownership of Mr. Kimberlin, but are not deemed outstanding for computing the percentage ownership of any other person.

     As of the date of this statement, Mr. Kimberlin is the beneficial owner of 18,214,355 shares of Common Stock, which represented approximately 66.0% of the issued and outstanding number of shares of Common Stock as of November 11, 2002.

     Mr. Kimberlin's spouse held 8,750 shares of Common Stock; a retirement account for the benefit of Mr. Kimberlin held 4,000 shares of Common Stock; Kimberlin Family Partners, L.P., a Colorado limited partnership, of which Mr. Kimberlin is the general partner, held 56,979 shares of Common Stock; Kevin Kimberlin Partners, L.P., of which the general partner is KKP Management LLC, a Nevada limited liability company, of which Mr. Kimberlin is the managing member, held 448,717 shares of Common Stock. Additionally, Mr. Kimberlin can be deemed to be the beneficial owner of (a) 433,426 shares of Common Stock issuable on conversion of the promissory note issued to KKP at the November Financing and subsequently contributed to Cheshire (plus shares issuable upon conversion of the accrued interest on the note), (b) 433,426 shares of Common Stock issuable on exercise of the warrant issued to KKP at the November Financing and subsequently contributed to Cheshire, (c) 429,000 shares of Common Stock issuable on conversion of the promissory note issued to Oshkim at the February Financing and subsequently contributed to Cheshire (plus shares issuable upon conversion of the accrued interest on the note), (d) 429,000 shares of Common Stock issuable on exercise of the warrant issued to Oshkim at the February Financing and subsequently contributed to Cheshire, (e) 2,319,109 shares of Common Stock issuable on conversion of the promissory note issued to Oshkim at the May Financing and subsequently contributed to Cheshire (plus shares issuable upon conversion of the accrued interest on the note), (f) 2,319,109 shares of Common Stock issuable on exercise of the warrant issued to Oshkim at the May Financing and subsequently contributed to Cheshire, (g) 523,451 shares of Common Stock issuable on conversion of the promissory note issued to Oshkim at the June Financing and subsequently contributed to Cheshire (plus shares issuable upon conversion of the accrued interest on the note), (h) 523,451 shares of Common Stock issuable on exercise of the warrant issued to Oshkim at the June Financing and subsequently contributed to Cheshire, (i) 354,858 shares of Common Stock issuable on conversion of the promissory note issued to the Kimberlin Trust at the First July Financing and subsequently contributed to Cheshire (plus shares issuable upon conversion of the accrued interest on the note), (j) 354,858 shares of Common Stock issuable on exercise of the warrant issued to the Kimberlin Trust at the First July Financing and subsequently contributed to Cheshire, (k) 430,068 shares of Common Stock issuable on conversion of the promissory note issued to the Kimberlin Trust at the Second July Financing and subsequently contributed to Cheshire (plus shares issuable upon conversion of the accrued interest on the note), (l) 430,068 shares of Common Stock issuable on exercise of the warrant issued to the Kimberlin Trust at the Second July Financing and subsequently contributed to Cheshire, (m) 4,243,354 shares of Common Stock issuable on conversion of the promissory note issued to Cheshire at the November 2002 Financing and (n) 4,243,354 shares of Common Stock issuable on exercise of the warrant issued to Cheshire at the November 2002 Financing. Upon the exercise of options, 44,931 shares may be acquired by Mr. Kimberlin currently or within 60 days after November 12, 2002. Mr. Kimberlin, as of November 12, 2002, may be deemed to be the beneficial owner of 18,214,355 shares representing 66.0% of the class, based on the 9,897,887 shares of Common Stock outstanding as of November 12, 2002. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on voting and investment power with respect to shares. Shares of common stock subject to options, notes or warrants currently exercisable, or exercisable within 60 days after November 12, 2002, are deemed outstanding for computing the percentage ownership of Mr. Kimberlin, but are not deemed outstanding for computing the percentage ownership of any other person. Shares of common stock issuable upon conversion of accrued interest as of November 12, 2002 on promissory notes held by Cheshire have been included in the calculation of Mr. Kimberlin's beneficial ownership.

     (b) Mr. Kimberlin has the sole power to vote and dispose of all shares of Common Stock beneficially owned by him, other than in respect of the 8,750 shares of Common Stock held by his spouse.

     (c) See Item 6 below.

     (d) No person other than each respective owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The notes issued pursuant to the Note Purchase Agreement accrue interest at a rate of 8% per year. The notes issued in the May, June, July and November 2002 Financings will mature on the three-year anniversary of their respective issuance dates. The initial conversion price for the shares of Common Stock issued upon conversion of the note issued (i) at the May Financing is $1.728 per share, (ii) at the June Financing is $1.9104, (iii) at the First July Financing if $1.5968, (iv) at the Second July Financing is $1.1852 and (v) at the November 2002 Financing is $1.1424. The principal and any accrued and unpaid interest on any notes issued in any subsequent closing shall initially be convertible into Common Stock at a price per share equal to 80% of the average closing bid prices for Common Stock for the ten consecutive trading days ending the trading day prior to the date such additional note is issued. The conversion price of the notes shall adjust for stock splits, recapitalizations, recombinations, and stock dividends. The conversion price of the notes shall also be reduced pursuant to a fully-weighted average adjustment in the event the Company issues certain securities without consideration or for a consideration per share of less than the then-applicable conversion price of such note.

     The initial purchase price for the shares of Common Stock issuable upon exercise of the warrant issued (i) at the May Financing is $2.16 per share, (ii) at the June Financing is $2.388 per share, (iii) at the First July Financing is $1.996, (iv) at the Second July Financing is $1.4816 and (v) at the November 2002 Financing is $1.428. At each subsequent closing pursuant to the Note Purchase Agreement, Cheshire (or another entity related to Mr. Kimberlin) may receive additional warrants. The number of shares of Common Stock that may be purchased upon exercise of an additional warrant shall equal the face value of the corresponding note issued in the subsequent closing divided by the initial conversion price of such note. The exercise price of the additional warrant shall equal the average of the closing bid prices for the Common Stock for the ten consecutive trading days ending the trading day prior to the date the corresponding note is issued. The exercise price of the warrants shall adjust for stock splits, recapitalizations, recombinations, and stock dividends. The exercise price of the warrants shall also be reduced pursuant to a fully-weighted average adjustment in the event the Company issues certain securities without consideration or for a consideration per share of less than the then-applicable exercsie price of such warrant.

     Additionally, if the average of the closing bid prices of Common stock for any ten consecutive trading days is less than 75% of the then effective exercise price of a warrant (the "Adverse Market Price"), then the exercise price of the warrant will adjust to that ten-day average closing price. The number of shares issuable on exercise of the warrants will not be adjusted in connection with this adjustment to the purchase price. To exercise at the adjusted ten-day average closing price, Cheshire must give a notice to the company during a period in which the ten-day average closing price remains equal to or below the Adverse Market Price and pay the exercise price to the Company within five days of the delivery of the notice.

     On November 9, 2001, the Company entered into an Intellectual Property Security Agreement (the "Security Agreement") with KKP to secure the notes and warrants to be issued pursuant to the Note Purchase Agreement. On February 14, 2002, the Company, KKP and Oshkim entered into Amendment No. 1 to the Security Agreement to add Oshkim as a party. On July 11, 2002, the Company, KKP, Oshkim and the Kimberlin Trust entered into Amendment No. 2 to the Security Agreement to add the Kimberlin Trust and any affiliates of the foregoing as parties. Pursuant to the Security Agreement, the Company granted to KKP, Oshkim, the Kimberlin Trust and Cheshire a prior security interest in all of its rights to its trademarks, patents, trademark licenses, and patent licenses (unless prohibited expressly by the terms of the license), and any related proceeds from its trademarks or patents. The Security Agreement prohibits the Company from entering into any license agreement that is inconsistent with the Security Agreement or is reasonably likely to have a material adverse effect on the security interests held by KKP, Oshkim, the Kimberlin Trust and Cheshire. The Security Agreement also restricts the Company's ability to sell or assign an interest in the patents, trademarks, patent licenses, or trademark licenses absent the prior written consent of KKP, Oshkim, the Kimberlin Trust and Cheshire. The Security Agreement further provides that the Company will take steps to preserve its rights in the patents, the trademarks, the patent licenses and the trademark licenses. The Company and certain of Mr. Kimberlin's affiliates and/or related parties have entered into an intercreditor agreement with Transamerica Finance Corporation ("Transamerica") providing for, among other things, the sharing of proceeds with Transamerica in the event that such affiliates and/or related parties of Mr. Kimberlin exercise certain rights and/or remedies in the event of default by the Company.

     After the Second July Financing, the staff of the NASD informed the Company that the Company had not properly obtained stockholder approval in accordance with NASD Rule 4350(i) at the April 2 Meeting for the May, June and July Financings and potential future financings under the Note Purchase Agreement. On August 8, 2002, to address Nasdaq's concerns regarding whether the Company was compliant with NASD Rule 4350(i), the Company entered into a Letter Agreement with Oshkim and the Kimberlin Trust (the "Letter Agreement"). The Letter Agreement provides that from its date of execution until the receipt of stockholder approval of the transactions under the Note Purchase Agreement, neither Oshkim nor the Kimberlin Trust would vote, sell, pledge, offer, dispose of or transfer any of the shares of Common Stock issuable upon conversion of the notes issued in the May, June or July Financings or exercise of the warrants issued in the May, June or July Financings. As a result of the NASD staff's position, at a special meeting of its stockholders on October 28, 2002, the Company sought and received the re-approval by its stockholders of the May, June, First July and Second July Financings.

     Item 7. Material to be Filed as Exhibits

99.1 8% Convertible Secured Promissory Note, dated May 3, 2002, issued by the Company in favor of Oshkim.

99.2    Warrant Agreement, dated May 3, 2002, between Oshkim and the Company.

99.3 Amendment No. 2 to Note Purchase Agreement, dated May 3, 2002, between KKP, Oshkim and the Company.

99.4 8% Convertible Secured Promissory Note, dated June 24, 2002, issued by the Company in favor of Oshkim.

99.5    Warrant Agreement, dated June 24, 2002, between Oshkim and the Company.

99.6 8% Convertible Secured Promissory Note, dated July 11, 2002, issued by the Company in favor of the Kimberlin Trust.

99.7 Warrant Agreement, dated July 11, 2002, between the Kimberlin Trust and the Company.

99.8 Amendment No. 3 to Note Purchase Agreement, dated July 11, 2002, between KKP, Oshkim, the Kimberlin Trust and the Company.

99.9 Amendment No. 2 to Intellectual Property Security Agreement, dated July 11, 2002, between KKP, Oshkim, the Kimberlin Trust and the Company.

99.10 8% Convertible Secured Promissory Note, dated July 30, 2002, issued by the Company in favor of the Kimberlin Trust.

99.11 Warrant Agreement, dated July 30, 2002, between the Kimberlin Trust and the Company.

99.12 Letter Agreement, dated August 8, 2002, between Oshkim, the Kimberlin Trust and the Company.

99.13 8% Convertible Secured Promissory Note, dated November 12, 2002, issued by the Company in favor of Cheshire.

99.14 Warrant Agreement, dated November 12, 2002, between Cheshire and the Company.


                            Signature


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 20, 2002

                               /s/ Kevin B. Kimberlin
                               -----------------------
                               Kevin B. Kimberlin


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                                  EXHIBIT INDEX

99.1 8% Convertible Secured Promissory Note, dated May 3, 2002, issued by the Company in favor of Oshkim.

99.2    Warrant Agreement, dated May 3, 2002, between Oshkim and the Company.

99.3 Amendment No. 2 to Note Purchase Agreement, dated May 3, 2002, between KKP, Oshkim and the Company.

99.4 8% Convertible Secured Promissory Note, dated June 24, 2002, issued by the Company in favor of Oshkim.

99.5    Warrant Agreement, dated June 24, 2002, between Oshkim and the Company.

99.6 8% Convertible Secured Promissory Note, dated July 11, 2002, issued by the Company in favor of the Kimberlin Trust.

99.7 Warrant Agreement, dated July 11, 2002, between the Kimberlin Trust and the Company.

99.8 Amendment No. 3 to Note Purchase Agreement, dated July 11, 2002, between KKP, Oshkim, the Kimberlin Trust and the Company.

99.9 Amendment No. 2 to Intellectual Property Security Agreement, dated July 11, 2002, between KKP, Oshkim, the Kimberlin Trust and the Company.

99.10 8% Convertible Secured Promissory Note, dated July 30, 2002, issued by the Company in favor of the Kimberlin Trust.

99.11 Warrant Agreement, dated July 30, 2002, between the Kimberlin Trust and the Company.

99.12 Letter Agreement, dated August 8, 2002, between Oshkim, the Kimberlin Trust and the Company.

99.13 8% Convertible Secured Promissory Note, dated November 12, 2002, issued by the Company in favor of Cheshire.

99.14 Warrant Agreement, dated November 12, 2002, between Cheshire and the Company.